WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018

The following management discussion and analysis of Western Copper and Gold Corporation (together with its subsidiaries, “Western” or the “Company”) is dated August 8, 2018, and provides an analysis of the Company’s results of operations for the three and six months ended June 30, 2018.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with Western’s condensed interim consolidated financial statements for the three and six months June 30, 2018 and Western’s audited consolidated financial statements for the year ended December 31, 2017 and the notes thereto. The Company’s accounting policies are described in note 3 to the audited consolidated financial statements for the year ended December 31, 2017. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange (“TSX”) and the NYSE American under the symbol WRN. Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2017 (“AIF”), is filed with Canadian regulators on SEDAR at www.sedar.com. This information, along with Western’s annual report on Form 40-F, filed with the United States Securities and Exchange Commission (the “SEC”), is also available at edgar.sec.gov/edgar.shtml.

The operations of the Company are speculative due to the high-risk nature of the mining industry. Western faces risks that are generally applicable to its industry and others that are specific to its operations. Certain key risks affecting the Company’s current and future operations are discussed in its AIF and Form 40-F. This list is not exhaustive. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. Such risk factors could materially affect the value of the Company’s assets and future operating results, and could cause actual results to differ materially from those described in the forward looking statements contained in this management discussion and analysis. Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation and its wholly-owned subsidiary, Casino Mining Corp. (“Casino Mining”), are focused on advancing the Casino project (“Casino” or “Casino Project”) towards production. The Casino Project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada.

CORPORATE DEVELOPMENTS

On February 8, 2018, Western issued 2,905,066 units at a price of $1.15 per unit for aggregate gross proceeds of $3.34 million. Each unit consisted of one common share and half of a non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $1.75 until February 8, 2020.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

CASINO PROJECT UPDATE

INFRASTRUCTURE

In September 2017, the Yukon Government and the Federal Government announced their commitment to fund the upgrade of the existing access road and 30% of the new access road to the Casino Project as part of the Yukon Resource Gateway Application. Recent discussions with the Yukon Government indicate that work towards building these roads is underway, starting with preparation of permitting documentation for the first section of the road, a by-pass that will allow mining-related traffic to avoid the town of Carmacks.

PERMITTING

The assessment process in the Yukon involves several steps after the submission of the Project Proposal concluding with the issuance of a Decision Document by the Yukon Environmental and Socioeconomic Assessment Board (“YESAB”). Once a project receives the Decision Document, the next step is obtaining a Quartz Mining License (“QML”). The QML would allow the Company to begin construction of the mine. The final significant permit following the issue of the QML is the Yukon Water License.

The Company is advancing certain key permitting activities required to prepare its Environmental and Socio-Economic Statement (“ESE Statement”). A large part of the initiative has been the Best Available Tailing Technology (“BATT”) review process relating to the design of the tailings and waste management facility. In this regard, Western is following the roadmap identified by the British Columbia Government, and being contemplated by the Yukon Government, to receive and consider feedback from key stakeholders. The goal is to come to a tailings management facility design that uses the best available tailings and mine waste deposition technology incorporating input from the community, First Nations, and regulatory authorities.

EXPENDITURES

Western’s recent activities have focused on permitting and engineering of the Casino Project. Capitalized expenditures for the periods presented were as follows:

For the six months ended June 30,	2018	2017
	$	$
Claims maintenance	10,605	10,605
Engineering	95,712	87,513
Permitting	529,787	680,772
Salary and wages	178,589	177,393
Share-based payments	51,982	40,829

CASINO EXPENDITURES	866,675	997,112

FEASIBILITY STUDY

On January 7, 2013, the Company released the results of the feasibility study on its Casino Project and subsequently filed the technical report titled “Casino Project, Form 43-101F1 Technical Report Feasibility Study, Yukon, Canada – Revision 1” dated January 25, 2013 (the “Feasibility Study”) on SEDAR on February 12, 2013. The Feasibility Study was prepared for the Company by Conrad Huss, P.E., Thomas Drielick, P.E., Jeff Austin, P.Eng., Gary Giroux, P.Eng., Scott Casselman, P.Geo., Graham Greenaway, P.Eng., Mike Hester, F Aus IMM and Jesse Duke, P.Geo., each a Qualified Person for the purposes of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The full text of the Feasibility Study is available under the Company’s profile on SEDAR.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

In September 2017, the Company completed a pricing review (the “Review”) of the Feasibility Study in association with M3 Engineering & Technology Corp. The Review indicates that the Casino Project’s economic metrics, such as internal rate of return and net present value, at long-term forecast commodity prices and exchange rates as of May 2017 are comparable to the base case metrics in the Feasibility Study. Capital and operating costs were updated as part of the Review, including updated costs for mining and major process equipment, power plant costs, major bulk materials (e.g. structural steel), and construction and operating labour rates. There was no change to the mineral resource or reserve estimate or to other technical information contained in the Feasibility Study.

Feasibility Study Results

Copper Price	US$/lb	3.00
Gold Price	US$/oz	1,400
Molybdenum Price	US$/lb	14.00
Silver Price	US$/oz	25.00
Exchange Rate	C$: 1 US$	0.95

Net Present Value, After-tax, 8% discount	C$ M	1,830
Internal Rate of Return, After-tax	%	20.1
Payback Period	Years	3.0

ROYALTIES AND PRODUCTION PAYMENTS

All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty on the future sale of any metals and minerals derived therefrom.

As part of a separate agreement, Western is required to make a payment of $1 million upon achieving commercial production at the Casino Project.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company’s unaudited condensed interim consolidated financial statements.

As at and for the quarter ended	30-Jun-18	31-Mar-18	31-Dec-17	30-Sep-17
	$	$	$	$
Loss and comprehensive loss	962,808	561,258	596,075	605,168
Loss per share – basic and diluted	0.01	0.01	0.01	0.01
Cash and short-term investments	5,848,530	6,392,735	4,099,501	5,110,720
Exploration and evaluation assets	41,517,222	40,966,002	40,650,547	40,218,996
Total assets	47,857,520	48,064,637	45,209,605	45,842,288

As at and for the quarter ended	30-Jun-17	31-Mar-17	31-Dec-16	30-Sep-16
	$	$	$	$
Loss and comprehensive loss	691,815	768,531	492,717	580,672
Loss per share – basic and diluted	0.01	0.01	0.01	0.01
Cash and short-term investments	5,538,086	5,861,418	6,768,953	7,888,102
Exploration and evaluation assets	39,719,430	39,120,476	38,722,318	37,537,269
Total assets	45,856,965	45,572,284	46,083,525	45,718,744

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

Items that resulted in significant differences in the quarterly figures presented above are explained in the following narrative.

Loss and comprehensive loss

The scale and nature of the Company’s corporate and administrative activity have remained relatively consistent over the periods presented above. Quarterly fluctuations in loss and comprehensive loss figures have mainly been driven by gains and losses related to foreign exchange and marketable securities.

Exploration and evaluation assets

Expenditures incurred by the Company relating to its mineral properties are capitalized. As a result, the carrying value of exploration and evaluation assets generally increases from period to period.

Cash, cash equivalents, and short-term investments

For the most part, cash is used to fund ongoing operations that increase the carrying value of the Company’s exploration and evaluation assets. Unless there is a significant financing transaction, total cash and short-term investments are expected to decrease from one period to the next.

During the three months ended March 31, 2018, the Company completed a private placement for aggregate gross proceeds of $3.34 million.

RESULTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
Filing and regulatory fees	45,393	37,811	197,440	177,394
Office and administration	57,736	48,094	122,985	128,418
Professional fees	31,846	28,087	51,669	55,733
Rent and utilities	28,064	28,064	56,129	56,129
Share-based payments	166,573	92,903	260,917	188,778
Shareholder communication and travel	258,216	198,230	364,370	311,778
Wages and benefits	279,656	260,800	548,688	542,461

CORPORATE EXPENSES	867,484	693,989	1,602,198	1,460,691

Foreign exchange loss	946	4,122	7,219	4,022
Interest income	(24,422)	(10,496)	(41,751)	(25,267)
Unrealized loss (gain) on marketable securities	118,800	4,200	(43,600)	20,900

LOSS AND COMPREHENSIVE LOSS	962,808	691,815	1,524,066	1,460,346

THREE MONTHS ENDED JUNE 30, 2018

Western incurred a loss of $963,000 ($0.01 per common share) for the three months ended June 30, 2018, compared to a loss of $692,000 ($0.01 per common share) over the same period in 2017. The scale and nature of the Company’s administrative activity have remained generally consistent throughout these periods. Some notable differences are described below.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

During the three months ended June 30, 2018, share based payments were $74,000 higher than the same period in 2017 due to variations in the valuation and the timing of the associated amortization of previous stock option grants.

Shareholder communication and travel increased by $60,000 during the three months ended June 30, 2018, compared to the same quarter in 2017 as the Company increased investor outreach activities to promote the Company and the Casino Project.

During the three months ended June 30, 2018, the Company recorded an unrealized loss on marketable securities of $119,000, compared to a similar unrealized loss of $4,000 during the three months ended June 30, 2017. The Company adjusts the carrying value of its market securities at the end of each quarter based on the share price of marketable securities held by Western. The quarterly loss or gain figures are a result of the variances in those figures.

SIX MONTHS ENDED JUNE 30, 2018

Western incurred a loss of $1.5 million ($0.02 per common share) for the six months ended June 30, 2018, similar to a loss of $1.5 million ($0.02 per common share) over the same period in 2017. The fluctuations in the Company’s corporate costs during the six months ended June 30, 2018 relate to variances in share-based payments, shareholder communication and travel, and unrealized gains and losses on marketable securities. The reasons for these fluctuations are explained in the section above that discusses changes for the three months ended June 30, 2018.

LIQUIDITY AND CAPITAL RESOURCES

For the six months ended June 30,	2018	2017
	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(1,045,698)	(1,223,404)
Financing activities	3,548,001	847,167
Investing activities	(2,076,962)	658,853

CHANGE IN CASH AND EQUIVALENTS	425,342	282,616

Cash and cash equivalents – beginning	395,370	611,690

CASH AND CASH EQUIVALENTS	820,712	894,306

In addition to the $820,000 in cash and cash equivalents, the Company held $5.0 million in short-term investments on June 30, 2018. Cash and short-term investments totaled $5.8 million as at June 30, 2018 compared to $4.1 million as at December 31, 2017. The Company had working capital of $5.4 million as at June 30, 2018 (December 31, 2017 – $3.9 million).

Western is an exploration stage company. As at the date of this report, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations. Although the Company expects that the current working capital balance will be sufficient to fund anticipated operating activities in the near term, it will require significant additional funding to complete the development and construction of the Casino mine.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing activities

During the six months ended June 30, 2018, the Company completed a private placement for aggregate gross proceeds of $3.4 million and received $360,000 from the exercise of stock options. During the six months ended June 30, 2017, the Company received $847,000 from the exercise of stock options.

Investing activities

Investing activities include both mineral property expenditures and purchases and redemptions of short-term investments. Investments with an original maturity of greater than three months are considered short-term investments for accounting purposes. Purchases and redemptions of short-term investments are mainly driven by cash requirements and available interest rates.

During the six months ended June 30, 2018, Western purchased $1.3 million in short-term investments, and spent $760,000 on exploration and evaluation expenditures. During the six months ended June 30, 2017, Western redeemed $1.5 million in short-term investments and expended $816,000 on mineral property activities.

The majority of the mineral property expenditures in both periods relates to engineering and permitting efforts related to the Casino Project. A summary of activities relating to the Casino Project is available under the Casino Project Update section at the beginning of this report.

OUTSTANDING SHARE DATA

As at the date of this report, the Company has 100,784,001 common shares outstanding. The Company also has 5,200,001 stock options outstanding with exercises prices ranging from $0.50 to $1.20 and 1,452,533 warrants with an exercise price of $1.75.

CONTRACTUAL OBLIGATIONS

The Company has no off-balance sheet arrangements, no capital lease agreements and no long-term obligations other than those described above, and throughout this document, or in the description of exploration and evaluation assets contained in the notes to the consolidated financial statements.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

KEY MANAGEMENT COMPENSATION

The Company’s related parties also include its directors and officers, who are the key management of the Company. The remuneration of key management during the periods presented was follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
Salaries and director fees	195,128	202,230	402,939	416,181
Share-based payments	144,251	83,888	225,533	170,606

KEY MANAGEMENT COMPENSATION	339,379	286,118	628,472	586,787

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items that require estimates as the basis for determining the stated amounts include share-based payments and income and mining taxes. Actual results could differ from those estimates. Differences may be material.

Exploration and evaluation assets

The carrying amount of the Company’s exploration and evaluation assets represents costs net of write-downs and recoveries to date and does not necessarily reflect present or future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

The Company’s assets are reviewed for indication of impairment at each balance sheet date. If indication of impairment exists, the assets’ recoverable amount is estimated. If the assets’ carrying amount exceeds the recoverable amount then an impairment loss is recognized in the statement of loss.

Environmental site reclamation

The Company has not recognized an amount for environmental site reclamation, however, minimum standards for site reclamation have been established by various governmental agencies that affect certain operations of the Company. The determination of reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time. Changes in these assumptions could have a material effect on the amount required to be recognized as an environmental reclamation provision.

CHANGES IN INTERNAL CONTROLS

During the three and six month ended June 30, 2018, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

FINANCIAL INSTRUMENT RISK

There has been no change in the Company’s financial instrument risks or management’s approach to those risks during the three and six months ended June 30, 2018.

FORWARD-LOOKING STATEMENTS

This management discussion and analysis (“MD&A”) contains certain forward-looking statements concerning anticipated developments in Western’s operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward looking information may also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Such forward-looking statements are set forth, among other places, under the heading “Casino Project Update” and elsewhere in the MD&A and may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company’s property; budgets; work programs; permitting or other timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of historical fact.

The material assumptions used to develop the forward-looking statements herein include assumptions that (1) prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates will not change in a materially adverse manner, (2) requisite capital and financing will be available on acceptable terms, (3) equipment and personnel required for permitting, construction and operations will be available on a continual basis, (4) no unforeseen delays, unexpected geological or other effects, equipment failures, or permitting or other delays, and (5) general economic, market or business conditions will not change in a materially adverse manners and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; changes in project parameters as plans continue to be refined; risks related to cooperation of government agencies and First Nations in the exploration and development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western’s AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this MD&A, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the SEC and contained in Industry Guide 7 of the SEC. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and required by NI 43-101 to be used for disclosure of mineral resources. These terms, however, are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained and incorporated by reference into this MD&A that describes the Company’s mineral deposits may not be comparable to similar information made public by issuers subject to the SEC’s reporting and disclosure requirements applicable to domestic United States issuers.